UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of Orangekloud Technology Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), convened at January 6, 2025, at 11:00A.M., Singapore time by virtual meeting, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 149,836,811 votes, representing 94.77% of the votes exercisable as of December 11, 2024, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.

Proposal No. 1: Amendment of memorandum and articles of association

That the existing amended and restated memorandum and articles of association of the Company dated 16 August 2023 be and are hereby replaced in their entirety with a new amended and restated memorandum and articles of association, in the form circulated to the shareholders prior to the Meeting.

Resolution: Approved

RESOLVED, as a special resolution, that the existing memorandum and articles of association of the Company dated 16 August 2023 be and are hereby replaced in their entirety with a new amended and restated memorandum and articles of association, in the form circulated to the shareholders prior to the Meeting.

	For	Against	Abstain
Number of Voted Shares	149,797,283	39,366	162

2.

Proposal No. 2: Adoption of equity incentive plan

That the content of the Orangekloud Technology Inc. 2025 Equity Incentive Plan which was circulated to the shareholders prior to the Meeting (the “Plan”) and the same as may be amended with the approval of any director of the Company be and is hereby approved and the Company’s adoption of the Plan and its entry into, and the performance of its obligations under the Plan be approved.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the content of the Plan which was circulated to the shareholders prior to the Meeting and the same as may be amended with the approval of any director of the Company be and is hereby approved and the Company’s adoption of the Plan and its entry into, and the performance of its obligations under the Plan be approved.

	For	Against	Abstain
Number of Voted Shares	149,797,576	37,221	2,014

3.	Proposal No. 3: Ancillary documents and actions, and ratification:

	(a)	that the Company gives, makes, signs, executes and delivers all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) (the “Ancillary Documents”) as may be considered necessary or desirable by any director for the purpose of compliance with any condition precedent or the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in this Meeting;

	(b)	that the Ancillary Documents be in the form as any director may approve;

	(c)	that any director be authorised to sign any Ancillary Document on behalf of the Company (as a deed or under seal if required) together with such amendments to those Ancillary Documents as that director considers necessary or desirable (the signature of any director on any Ancillary Document being conclusive evidence of that director’s approval of the Ancillary Document on behalf of the Company);

	(d)	that all of the Ancillary Documents be valid, conclusive, binding on and enforceable against the Company when approved, executed and delivered in the manner set out in these minutes;

	(e)	that any director be authorised to do any other acts or things that the directors consider necessary or desirable in order to implement the matters referred to in this Meeting; and

	(f)	that anything that has been contemplated by the above resolutions and which has been done on behalf of the Company on or before the date this meeting be and are adopted, ratified, confirmed and approved on behalf of the Company in all respects.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the Company gives, makes, signs, executes and delivers all the Ancillary Documents as may be considered necessary or desirable by any director for the purpose of compliance with any condition precedent or the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in this Meeting; that the Ancillary Documents be in the form as any director may approve; that any director be authorised to sign any Ancillary Document on behalf of the Company (as a deed or under seal if required) together with such amendments to those Ancillary Documents as that director considers necessary or desirable (the signature of any director on any Ancillary Document being conclusive evidence of that director’s approval of the Ancillary Document on behalf of the Company); that all of the Ancillary Documents be valid, conclusive, binding on and enforceable against the Company when approved, executed and delivered in the manner set out in these minutes; that any director be authorised to do any other acts or things that the directors consider necessary or desirable in order to implement the matters referred to in this Meeting; and that anything that has been contemplated by the above resolutions and which has been done on behalf of the Company on or before the date this meeting be and are adopted, ratified, confirmed and approved on behalf of the Company in all respects.

	For	Against	Abstain
Number of Voted Shares	149,799,587	37,210	14

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: January 7, 2025	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer